SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on the Implementation of 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares for A Shares	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 26, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on the Implementation of 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares for A Shares

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Implementation of 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares for A Shares published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, November 25, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688        Stock Abbreviation: Sinopec Shanghai        Announcement No.: Lin 2013-46

Sinopec Shanghai Petrochemical Company Limited

Announcement on Implementation of 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares for A Shares

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important:

•	A dividend of RMB0.50 (before tax) will be distributed for each 10 existing shares, capital fund will be converted into 3.36 shares for each 10 existing shares, and surplus reserve fund will be converted into 1.64 shares for each 10 existing shares

•	Dividend per share after tax: RMB0.0393 for unrestricted A shareholders as individuals or securities investment funds; RMB0.0286 for restricted A shareholders as individuals; and RMB0.0286 for shareholders as qualified foreign institutional investors (QFIIs)

•	Record date: December 3, 2013

•	Ex-rights and ex-dividend date: December 4, 2013

•	Listing date of newly issued unrestricted floating shares: December 5, 2013

•	Cash dividend distribution date: December 10, 2013

As the Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares of Sinopec Shanghai Petrochemical Company Limited (the “Company”) has been deliberated and adopted at the Company’s 2013 First Extraordinary General Meeting, 2013 First A Shareholders Class Meeting and 2013 First H Shareholders Class Meeting held on October 22, 2013, we hereby announce as follows:

I.	Plan of Profit Distribution and Conversion into Shares

1.	Implementation plan: Based on the total 7.2 billion shares as of June 30, 2013, the capital fund of RMB2.421 billion formed by the issue of shares at premium will be converted into 3.36 shares for each 10 existing shares; the surplus reserve fund will be converted into 1.64 shares for each 10 existing shares; and an interim cash dividend distribution will be implemented at a rate of RMB0.50 (before tax) for each 10 existing shares. Both the shares resulting from the conversion of surplus reserve fund and the cash dividends are subject to income tax at the applicable rate. The cash dividends per share to be distributed after tax will be as follows: RMB0.0393 for unrestricted A shareholders as individuals and securities investment funds; RMB0.0286 for restricted A shareholders as individuals; and RMB0.0286 for shareholders as qualified foreign institutional investors (QFIIs).

2.	Scope of distribution: All the A shareholders of the Company that are registered at China Securities Depository and Clearing Corporation Limited, Shanghai Branch (“CSDCC Shanghai”) after Shanghai Stock Exchange is closed in the afternoon of December 3, 2013.

3.	Notes on tax withholding

(1)	For the individual shareholders (including securities investment funds) holding the Company’s unrestricted A shares, in accordance with the relevant provisions of the Circular on Issues Concerning Implementing Differentiated Individual Income Tax Policies for Dividends and Bonuses from Stocks of Listing Companies (Cai Shui [2012] No. 85), a cash dividend of RMB0.0393 per share will be distributed after an individual income tax is withheld at a 5% tax rate first; for a shareholder whose actual shareholding period (which means a continuous period from the date when an individual shareholder acquires a listed company’s stocks from public offering or the transfer market to the date before the date when the stocks are transferred and settled) is within one month (inclusive), the actual tax rate will be 20%; if the shareholding period is more than one month but less than one year (inclusive), the actual tax rate will be 10%; and if the shareholding period is more than one year, the actual tax rate will be 5%. In the event of share transfer by an individual (including securities investment funds), CSDCC Shanghai will calculate the actual tax payable according to such individual’s shareholding period; the part in excess of the tax already withheld will be withheld from the capital account of such individual (including securities investment funds) and paid to CSDCC Shanghai by share depositary such as securities company; CSDCC Shanghai will transfer such part of tax to the Company within five business days of the next month; and the Company will declare and pay such part of tax to the competent tax authority within the statutory declaration period in the month of the Company’s receipt of the tax.

(2)	For the restricted A shareholders, in accordance with provisions of the Circular on Issues Concerning Implementing Differentiated Individual Income Tax Policies for Dividends and Bonuses from Stocks of Listing Companies (Cai Shui [2012] No. 85), a cash dividend of RMB0.0286 per share will be distributed after individual income tax is withheld at a 10% tax rate.

(3)	For the qualified foreign institutional investors (QFIIs) holding the Company’s unrestricted A shares, in accordance with the Circular on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFIIs by Chinese Resident Enterprises (Guo Shui Han [2009] No. 47) (the “Circular”), a cash dividend of RMB0.0286 per share will be distributed after enterprise income tax is withheld at a 10% tax rate; and if the relevant shareholders think the dividend incomes received by them are entitled to the treatment under any tax treaty (arrangement), such shareholders may apply to the competent tax authority for such treatment in accordance with the Circular after receiving the dividends.

(4)	If there are non-resident enterprise shareholders (which has the same meaning as attributed to it by the Enterprise Income Tax Law of the People’s Republic of China (“Enterprise Income Tax Law”)) other than the abovementioned QFIIs, such shareholders shall pay income tax at the places where their incomes occur pursuant to the relevant provisions of Article 39 of the Enterprise Income Tax Law.

(5)	The A shareholders that are resident enterprises under the Enterprise Income Tax Law shall pay income taxes on their own, and a cash dividend actually distributed will be RMB0.05 per share.

II.	Date of Implementation

1.	Record date: December 3, 2013

2.	Ex-rights and ex-dividend date: December 4, 2013

3.	Listing date of newly issued unrestricted floating shares: December 5, 2013

4.	Cash dividend distribution date: December 10, 2013

III.	Targets of Distribution

All the A shareholders of the Company that are registered at CSDCC Shanghai after Shanghai Stock Exchange is closed in the afternoon of December 3, 2013.

IV.	Method of Implementation

1.	The cash dividends on the shares held by China Petroleum & Chemical Corporation will be distributed by the Company on its own. Cash dividends for the A shareholders other than China Petroleum & Chemical Corporation will be distributed by CSDCC Shanghai at the Company’s entrustment through its fund settlement system to the shareholders that are registered on record as of the record date (December 3, 2013) and have effected the designated transactions with the member units of Shanghai Stock Exchange. The shareholders that have fully effected the designated transactions may receive cash dividends from their designated stock trading outlets on the date of cash dividend distribution, and cash dividends for the shareholders that have not effected the designated transactions will be temporarily kept by CSDCC Shanghai and distributed after the designated transactions are effected.

2.	The shares resulting from the conversion of capital fund and surplus reserve fund will be directly entered into the accounts of shareholders on the record date (December 3, 2013) in accordance with the relevant requirements of CSDCC Shanghai. The fractional shares resulting from the conversion will be arranged by CSDCC Shanghai in the order of the sizes of such fractional shares of investors; the fractional shares with the same size will be arranged by the electronic settlement system in a random order; and each of such shares will be registered as one share in their proper order until the share allotment is fully completed.

V.	Shareholding Structure after Change

Shareholding structure	Number of shares before this change	Number of shares involved in the change			Number of shares after this change
		Shares resulting from conversion of capital fund	Shares resulting from conversion of surplus reserve fund	Total
1. Restricted floating shares
A shares	3,790,000,000	1,273,440,000	621,560,000	1,895,000,000	5,685,000,000
2. Unrestricted floating shares
A shares	1,080,000,000	362,880,000	177,120,000	540,000,000	1,620,000,000
H shares	2,330,000,000	782,880,000	382,120,000	1,165,000,000	3,495,000,000

Total	3,410,000,000	1,145,760,000	559,240,000	1,705,000,000	5,115,000,000

Total number of shares	7,200,000,000	2,419,200,000	1,180,800,000	3,600,000,000	10,800,000,000

VI.	After this conversion of capital fund and surplus reserve fund into shares is implemented, the Company’s earnings per share for the first half of 2013 will be RMB0.0407 as determined on the basis of the diluted total number of 10,800,000,000 shares.

VII.	Contact Details for Inquiry

Hotline for investors: 021-57943143

Fax for investors: 021-57940050

Address: 48 Jinyi Road, Jinshan District, Shanghai

Post code: 200540

VIII.	Documents Available for Inspection

1.	Resolutions of the 2013 First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company;

2.	Resolutions of the 2013 First A Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company;

3.	Resolutions of the 2013 First H Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company.

Board of Directors of Sinopec Shanghai Petrochemical Company November 25, 2013